October 6, 2011

Daniel F. Duchovny Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Itex Corporation

Preliminary Proxy Statement on Schedule 14A filed by David Polonitza, Wayne P. Jones, Richard Polonitza, Greta Polonitza, And Kirk Anderson

Filed September 28, 2011

File No. 000-18275

Dear Mr. Duchovny

On behalf of David David Polonitza, Wayne Jones, Richard Polonitza, Greta Polonitza, and Kirk Anderson (“Polonitza Group”), in connection with the Preliminary  Proxy Statement on Schedule 14A   relating to ITEX Corporation (“ITEX”) filed on September 28, 2011 (the “Solicitation Materials”), we are providing this letter as supporting documentation to the filing.

Supporting information related to the September 28, 2011 filing follows:

Preliminary Schedule 14A

1.                            Please fill in the blanks in your proxy statement.

We have incorporated all currently known information related to the date and location of the Company’s 2011 Annual Meeting, as well as information related to the Company’s Compensation levels in 2011 and Board Members meetings and attendance. We will complete this information upon disclosure by the Company within its Preliminary Proxy documents that are filed with the SEC.

Cover Page

2.              Please revise the cover page of your proxy statement to clearly identify it as being preliminary.  See Rule 14a-6(e)(1) of Regulation 14A.

We have incorporated statements to clearly identify it as being preliminary.

3.              Please revise your proxy statement here (and elsewhere, as necessary, including the proxy card) to disclose the consequences to security holders as a result of using your proxy card to vote for two directors instead of three.  For example, revise to highlight to security holders that they will be disenfranchised with respect to one seat if they return your proxy card.  Also disclose that you may not exercise discretionary authority to fill the remaining seat.  Also, highlight that your nominees will control the board of directors if elected.  Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees.

We have incorporated the following statement into the cover page:

As we are only soliciting your proxy in support of two candidates while the Company has three Board members, if you as a shareholder vote using the GOLD  proxy card, you will be disenfranchised in your ability to fill the remaining one seat on the Board. We will not exercise discretionary authority to fill the remaining seat, and the remaining seat will be filled by the Company’s nominee who receives the most votes. If our nominees are elected, we will control the board of directors.  Currently, we have no plans to fill any vacancies on the board as a result of the election of our nominees.

Letter to Shareholders, page 1

4.           We note your disclosure in items 1 and 2 that the company took certain actions without shareholder approval.  Please clarify to state whether the company was required under state law or its organizational documents, to obtain such shareholders approval.

We have removed all references to actions that were performed being without shareholder approval.

5.           Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us the support for your disclosure in item 4 that the issuance and repurchase of shares (described in items 3 and 4) were effected by the board to “knock out dissenting voters.”

We have removed the following statement: “We suspect this transaction was done by the Board to knock out dissenting voters.”

6.           Please provide us supplemental support for your disclosure that through the referenced transactions the board increased the number of shares it controls from

16% to near 30%.

Within ITEX’s 2010 Definitive Proxy filed with the SEC, the Company provided the following information within Annex A:

SUPPLEMENTAL INFORMATION REGARDING PARTICIPANTS

“The Company, its directors, its nominees for directors and certain of its officers and employees are participants in a solicitation of proxies in connection with the annual meeting. The directors, nominees for directors, officers and employees of the Company who are participants in the solicitation (the “Participants”) are listed below, together with the amount of the Company’s securities beneficially owned by each of these persons as of September 30, 2010.

The principal occupation of our directors and nominee Participants is set forth in this proxy statement under the section above entitled “Election of Directors” ─ Proposal 1.  The principal occupations of the other officers and employees are listed below.  The principal occupation refers to such person’s position with ITEX.  The business address of each of the Participants is ITEX Corporation, 3326 – 160th  Ave SE, Suite 100, Bellevue, WA  98008.

Name	Title	Shares Beneficially Owned
Steven White	Chief Executive Officer, Chairman of the Board	387,684	(1)
Eric Best	Director	25,000
John Wade	Director, Secretary, Treasurer	52,000
Rob Benson	VP - Operations	55,300	(2)
Alan Zimmelman	Investor Relations	52,579	(3)
Brian Argetsinger	VP - Marketplace	30,720

As of October 1, 2010, the Company had 3,605,320 shares of common stock outstanding, according to its 10K filed with the SEC on October 20, 2010. Therefore at that time, Board of Directors control of voting shares, to include insiders and employees of the Company was 603,283 voting shares, or 16.7%.

Subsequent to ITEX’s 2010 Annual Meeting, according to ITEX’s 10Q filed on June 7, 2011, the Company performed the following actions (all shares numbers are in thousands):

“On March 30, 2011, the Company sold 151 shares of its common stock for $4.00 per share to nineteen members of the ITEX Broker Network.  The aggregate purchase price of $605 is payable by six-year promissory notes with interest accruing at 2.44% per annum, the applicable federal rate in effect as of the closing. ITEX will be paid each operating cycle by reducing broker commission checks over the term of the note.  The Company has recorded these notes receivable as contra-equity in the accompanying financial statements.  Until March 30, 2014, the purchased shares may not be sold or transferred and are subject to the terms of a voting agreement, which provides the shares will be voted in accordance with the recommendations of the Board of Directors and an irrevocable proxy be given to the corporate secretary of ITEX.”

“In March 2011, the Company issued 197 restricted shares to 13 of the Company’s employees, valued at the grant date stock price of $4.25 per share, with a vesting period of 5 years from the date of grant. The fair value of these shares as of the grant date was $837.  The grant is to be amortized to compensation expense over the respective requisite service period of 5 years.”

“In March 2011, the Company issued 190 restricted shares to the Company’s CEO, valued at the grant date stock price of $4.25 per share, with a vesting period of 11.5 years from the date of grant. The fair value of these shares as of the grant date was $808.  The grant first vests 19 shares in October 2013 and then another 19 shares vest annually in October of each subsequent year. The grant is to be amortized to compensation expense over the respective requisite service period of 11.5 years.”

“In March 2011, the Company issued 5 restricted shares to a consultant who is also a Board of Director, valued at the grant date stock price of $4.25 per share, with a vesting period of one year from the date of grant. The fair value of these shares as of the grant date was $21.  The grant is to be amortized to compensation expense over the respective requisite service period of 1 year.”

As a result of these transactions, Board of Directors control of voting shares, to include insiders and employees of the Company, increased from 603,283 to 995,283 shares plus an additional 151,000 shares which were purchased by the franchisees, but which provides that the shares will be voted in accordance with the recommendations of the Board of Directors. Thus, the Board of Director’s control of voting shares, to include insiders and employees of the Company, increased to 1,146,283 shares, as the Company did not indicate any Insiders have sold shares during Fiscal 2011.

According to ITEX’s 10Q filed on June 7, 2011, as of April 30, 2011, ITEX had 3,644,942 shares of common stock outstanding.  Therefore, the Board’s percentage of Common voting shares is now 31.4%.

7.           Refer to the fourth paragraph in this letter.  Please explain to us, with a view toward revised disclosure, how election of your nominees would result in the unwinding of the transactions referenced in this paragraph.

Within the fourth paragraph, we have removed all references to the unwinding of the transactions.

Background of the Solicitation, page 3

8.           Please clarify your December 10, 2010 entry to state that the company’s nominees were elected despite the votes received by your nominees.

We have incorporated the following on page 3 within the Background of the Solicitation:

On December 10, 2010, the Company’s nominees were elected during the 2010 Annual Meeting despite 35% of voting shareholders casting their vote for the Committee to Enhance ITEX’s nominees.

9.           Please revise your September 8, 2011 entry to describe the lawsuit you filed.

We have incorporated the following on page 7 within the Background of the Solicitation:

On September 8, 2011, Mr. Polonitza filed a lawsuit related to the corporate actions performed by the Company during fiscal 2011, derivatively on behalf of ITEX, against the existing directors of ITEX (Polonitza v. White (ITEX)). The lawsuit is pending in the Superior Court of Washington King County.

In addition we will be filing a copy of the initial complaint with the SEC with a Form DFAN14A.

Reasons for the Solicitation, page 9

10.         Please provide support for your statement in item 1 that the board is not restricted from purchasing more than 15% of the company’s shares pursuant to the rights agreement in the same manner as all other persons.

We have incorporated the following on page 9 and within the Letter to Shareholders:

1.     The Board adopted a Poison Pill without shareholder approval which blocked any outside shareholder from purchasing over 15% of ITEX’s shares outstanding, while excluding shares which they receive from stock grants.

Information pertaining to the board being exempt from the poison pill related to shares received as stock grants from ITEX’s 8k filed on March 14, 2011 (page 1) which states:

Page 1:

“Section 1 (a): “Acquiring Person” shall mean any Person who or which, alone or together with all Affiliates and Associates of such Person, without the prior written approval of the Board, shall be the Beneficial Owner of more than 15% of the Common Shares then outstanding, but not including (1) the Company, any Subsidiary of the Company, any employee benefit or compensation plan of the Company or any Subsidiary of the Company, or any Person organized, appointed or established by the Company and holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan, (2) any Person who or which, alone or together with all Affiliates and Associates of such Person, has become and is the Beneficial Owner of more than 15% of the Common Shares at the time outstanding solely as the result of (i) a reduction in the aggregate number of Common Shares outstanding since the last date on which such Person acquired Beneficial Ownership of any Common Shares, (ii) the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers and employees,  (iii) any unilateral grant of any security by the Company to such Person or any acquisition directly from the Company of shares of its capital stock by such Person, or (iv) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional Common Shares if the Board determines that such acquisition was made in good faith without the knowledge by such Person or one or more of its Affiliates or Associates that such Person would thereby become an Acquiring Person, which determination of the Board shall be conclusive and binding on such Person, the Rights Agent, the holders of the Rights and all other Persons, and (3) any such Person who would, as of the Close of Business on the date hereof, be an “Acquiring Person” pursuant to the foregoing provisions of clause (2) of this definition (an “Excluded Person”), unless and until such Excluded Person shall acquire after the date hereof, without the prior approval of the Board, Beneficial Ownership of any additional Common Shares (other than any such ownership resulting from the exercise of any options, warrants, rights or similar interests or the vesting of any restricted shares, in each case, granted prior to or after the date hereof to such Excluded Person under any employee benefit or compensation plan of the Company or any of its Subsidiaries).”

http://www.sec.gov/Archives/edgar/data/860518/000114420411014458/v214520_ex4-1.htm

11.         Please provide support for your statement in item 3 that the board retained voting rights related to the shares sold to “select franchisees.”

We have removed the word “select” and incorporated the information pertaining to the board retaining voting rights related to shares sold to franchisees, which originated from ITEX’s 10Q filed on June 6, 2011 (page 16) which states:

“On March 30, 2011, the Company sold 151 shares of its common stock for $4.00 per share to nineteen members of the ITEX Broker Network.  The aggregate purchase price of $605 is payable by six-year promissory notes with interest accruing at 2.44% per annum, the applicable federal rate in effect as of the closing. ITEX will be paid each operating cycle by reducing broker commission checks over the term of the note.  The Company has recorded these notes receivable as contra-equity in the accompanying financial statements.  Until March 30, 2014, the purchased shares may not be sold or transferred and are subject to the terms of a voting agreement, which provides the shares will be voted in accordance with the recommendations of the Board of Directors and an irrevocable proxy be given to the corporate secretary of ITEX.”

http://www.sec.gov/Archives/edgar/data/860518/000114420411034292/v225177_10q.htm

12.         Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us the support for your disclosure under the caption “Recent stock price performance” that you believe the company’s negative stock performance to be “largely due to its poor governance and shareholder unfriendly Board of Directors.”  Similarly, provide support for your disclosure on page 11 that hiring a full time CFO would cost no more than $150,000 annually.

We have removed the following statement from our filing:

“We believe this is largely due to its poor governance and shareholder unfriendly Board of Directors.”

We have also amended the cost of hiring a full time CFO no more than $175,000 (“from $150,000) based upon information collected related to other similar sized publicly traded company CFO’s located in that same geographic area as the Company’s headquarters and also information related to compensation at a competitor, International Monetary Systems. The information used to conduct the comparison compensation analysis is as follows:

All three companies operate their headquarters in Washington State except International Monetary, which is headquartered in Wisconsin. This information was obtained from each Company’s publicly available Proxy documents.

		Total Compensation of CFO to in Most	Market Capitalization as
Company Name	Industry	Recently Reported Fiscal Year	of October 6, 2011
Goldrich Mining Company	Gold Mining	$180,547	$16,736,368
Northwest Bancorporation Incorporated	Banks	$133,373	$13,251,516
Radiant Logistics Inc.	Transportation Services	$177,686	$66,522,175
International Monetary Systems	Barter	140,717	15,231,551

	Average:	$158,080

Share Ownership of Nominees, page 16

13.         Please revise this section and the section captioned “Security Ownership of Certain Beneficial Owners and Management” to show the percentage owned by each listed person on the basis of the company’s most recent public disclosure of the total shares outstanding, not on the basis of Mr. White’s beneficial ownership reports.

We have incorporated the following shares outstanding figure of 3,644,942 shares, which was disclosed by the Company within its 10Q filed on June 7, 2011.

http://www.sec.gov/Archives/edgar/data/860518/000114420411034292/v225177_10q.htm

Security Ownership of Certain Beneficial Owners and Management, page 23

14.         Please revise this section as it relates to Western Sizzlin to refer to its beneficial ownership report dated June 10, 2008, not its Schedule 13E-3.

We have incorporated the following ownership of relates to Western Sizzlin shares as 313,040, which was disclosed by Western Sizzlin within its Schedule 13D filed on June 10, 2008.

http://www.sec.gov/Archives/edgar/data/860518/000092189508001734/sc13d06898004_06062008.htm

•                     The Polonitza Group  is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The Polonitza Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Respectfully,

s/David Polonitza